UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

TERRACE VENTURES INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

88101 U 10 6
(CUSIP Number)

HOWARD THOMSON
Brookside, Ballymabin
Dunmore East, County Waterford Ireland
Tel: (360) 220-5218
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d -1(e), 240.13d -
1(f) or 240.13d -1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88101 U 10 6

1.	Names of Reporting Persons: HOWARD THOMSON

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[_]
NOT APPLICABLE

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF (Personal Funds)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: UNITED KINGDOM

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	16,000,000 SHARES

8.	Shared Voting Power:	NOT APPLICABLE

9.	Sole Dispositive Power:	16,000,000 SHARES

10.	Shared Dispositive Power:	NOT APPLICABLE

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,000,000 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

NOT APPLICABLE

13.	Percent of Class Represented by Amount in Row (11): 43.5%

14.	Type of Reporting Person (See Instructions): IN (Individual)

CUSIP No. 88101 U 10 6

ITEM 1.       SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (the “Company Shares”), of Terrace Ventures Inc., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at Suite 202, 810 Peace Portal Drive, Blaine, WA 98230.

ITEM 2.       IDENTITY AND BACKGROUND

A.	Name of Person filing this Statement:

HOWARD THOMSON (the “Reporting Person”)

B.	Residence or Business Address:

The residential address of the Reporting Person is Brookside, Ballymabin, Dunmore East, County Waterford Ireland.

C.	Present Principal Occupation and Employment:

The Reporting Person was appointed as a director and as the President, Secretary, Treasurer, Chief Executive Officer and Chief Financial Officer of the Company on January 16, 2006. The principal executive offices of the Company are located at Suite 202, 810 Peace Portal Drive, Blaine, WA 98230. The Reporting Person also serves as the sole executive officer and director of Greenlite Ventures Inc., a public company quoted on the OTC Bulletin Board, engaged in the exploration of mineral properties.

D.	The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.	Citizenship: The Reporting Person is a citizen of the United Kingdom.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On August 8, 2008, under the terms of a Share Transfer Agreement (the “Share Transfer Agreement”) dated August 8, 2008 between the Reporting Person and Gordon F. Burley, a principal stockholder of the Company, the Reporting Person purchased 15,800,000 shares of the Company’s common stock from Gordon F. Burley (the “Transferred Shares”). In consideration of the Transferred Shares, the Reporting Person paid $15,800, being $0.001 per share to Mr. Burley with his personal funds. Upon completion of the share transfer, there was a resulting change in control as the Reporting Person now owns 43.5% of the issued and outstanding shares of the Company.

ITEM 4.       PURPOSE OF TRANSACTION

The Reporting Person acquired the Shares for investment purposes. As a result of the completion of the sale of the Shares to the Reporting Person, Mr. Gordon F. Burley no longer holds any shares of the Company’s common stock and the Reporting Person now owns 43.5% of the outstanding shares of the Company’s common stock.

CUSIP No. 88101 U 10 6

As of the date hereof, except as otherwise disclosed above, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s Articles of Incorporation or other actions which may impede the acquisition of control of the Company by any person;

(h)

causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of August 8, 2008, the Reporting Person beneficially owns the following securities of the Company:

Title of Security	Amount	Percentage of Shares of Common Stock(1)
Common Stock	16,000,000	43.5%

(1)

Applicable percentage of ownership is based on 36,753,200 common shares outstanding as of August 8, 2008, being the number of shares outstanding as contained in the most recently available filing with the Commission by the Issuer.

(b)	Power to Vote and Dispose of the Company Shares:

The Reporting Person has the sole power to vote or to direct the vote of the Shares held by him and has the sole power to dispose of or to direct the disposition of the Shares held by him.

CUSIP No. 88101 U 10 6

(c)	Transactions Effected During the Past 60 Days:

Except for the purchase of the Shares described above, the Reporting Person has not effected any transactions in the Company’s securities during the 60 days prior to the date of this Statement.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

Share Transfer Agreement dated effective August 8, 2008 between Howard Thomson and Gordon F. Burley.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 12, 2008
Date

/s/ Howard Thomson
Signature
HOWARD THOMSON
Chief Executive Officer, Chief Financial Officer,
President, Secretary and Treasurer
Name/Title

SHARE TRANSFER AGREEMENT

This Agreement dated effective the 8th day of August, 2008.

BETWEEN:

NAME OF TRANSFEROR:	GORDON F. BURLEY

ADDRESS OF TRANSFEROR:	#603, 3600 Windcrest Drive
North Vancouver, BC
Canada V6G 2S5

(the “Transferor”)

OF THE FIRST PART

AND:

NAME OF TRANSFEREE:	HOWARD THOMSON

ADDRESS OF TRANSFEREE:	Brookside, Ballymabin
Dunmore East, County Waterford
Ireland

(the “Transferee”)

OF THE SECOND PART

THIS AGREEMENT WITNESSES THAT in consideration of the price of US $15,800, being US $0.001 per share, paid by the Transferee to the Transferor, the receipt and sufficiency of which is acknowledged, and in reliance of the representations and warranties of the Transferee, the Transferor hereby agrees to sell 15,800,000 shares of the common stock (the “Shares”) of TERRACE VENTURES INC. (the “Corporation”) to the Transferee free and clear of all liens, charges and encumbrances. The Transferee acknowledges and agrees that the shares are restricted securities, as contemplated under the United States Securities Act of 1933 which have been issued without registration and that all certificates representing the shares will be endorsed with the following legend:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT"), AND ARE PROPOSED TO BE ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT PROVIDED BY REGULATION S PROMULGATED UNDER THE ACT. UPON ANY SALE, SUCH SECURITIES MAY NOT BE REOFFERED FOR SALE OR RESOLD OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE ACT. HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT.”

The Transferee represents and warrants to the Transferor that:

(1)	The Transferee is not a “U.S. Person” as defined in Regulation S promulgated under the United States Securities Act of 1933.

(2)

The Transferee is acquiring the Shares for the Transferee’s own account for investment purposes, with no present intention of dividing its interests with others or reselling otherwise disposing of any or all of the Shares.

(3)

The Transferee does not intend any sale of the Shares either currently or after the passage of a fixed or determinable period of time or upon the occurrence or nonoccurrence of any predetermined event or circumstance.

(4)	The Transferee has no present or contemplated agreement providing for the sale or other disposition of the Shares.

(5)	The Transferee is not aware of any circumstance presently in existence which is likely in the future to prompt a sale or other disposition of shares.

(6)

The Transferee possesses the financial and business experience to make an informed decision to acquire the Shares and has had access to all information relating to the Corporation and its business operations, which would be necessary to make an informed decision to purchase the Shares.

This Agreement may be executed in one or more counter-parts, each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date of this Agreement.

/s/ Gordon F. Burley
_____________________________
GORDON F. BURLEY

/s/ Howard Thomson
_____________________________
HOWARD THOMSON